MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2018

CONTENTS

1	First Quarter 2018 Highlights
2	Outlook
3	Business Overview
4	Results of Operations
5	Review of Projects
6	Summarized Financial Results
7	Financial Instruments and Related Risks
8	Risks and Uncertainties
9	Non-GAAP and Additional GAAP Financial Measures
10	Critical Accounting Policies and Estimates
11	Internal Control over Financial Reporting and Disclosure Controls and Procedures
12	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

SSR Mining Inc.	MD&A First Quarter 2018 | 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2018

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., ("we", "us", "our" or "SSR Mining") for the three months ended March 31, 2018, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to CAD refer to Canadian dollars, and ARS to Argentine pesos. This MD&A has been prepared as of May 10, 2018, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2017, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 12 herein. We use certain non-GAAP and additional GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 9 of this MD&A.

1.FIRST QUARTER 2018 HIGHLIGHTS

▪
Solid financial performance: Produced 78,483 gold equivalent ounces at cash costs of $766 per payable ounce, generating operating cash flow of $11.0 million and adjusted attributable net income of $5.7 million or $0.05 per share.

▪	Record quarterly throughput at the Seabee Gold Operation: Continued to successfully ramp up mill throughput, operating at an average of 1,036 tonnes per day during the quarter.

▪	Low-cost production at the Seabee Gold Operation: Produced 23,717 ounces of gold at cash costs of $481 per payable ounce of gold sold, a record low cash cost since acquiring the operation in 2016.

▪	Production in line with guidance at the Marigold mine: Produced 42,960 ounces of gold at cash costs of $720 per payable ounce of gold sold, and a near-record 7.1 million tonnes of ore stacked.

▪	Solid quarterly performance at Puna Operations: Produced 0.9 million ounces of silver at cash costs of $17.07 per payable ounce of silver sold, as lower grade stockpiles are processed.

▪	Chinchillas project remains on track: Capital expenditures totaled $12 million as the project remains on track for ore delivery in the second half of 2018.

▪	Increased cash position: Quarter-end cash increased to $472.9 million, up $13.0 million from the previous quarter.

SSR Mining Inc.	MD&A First Quarter 2018 | 3

2.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2018. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 12. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in Section 9.
Our guidance is unchanged from that reported on January 15, 2018. For the full year 2018, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	190,000 - 210,000	85,000 - 92,000	—
Silver Production	Moz	—	—	3.0 - 4.4
Silver Production (attributable)	Moz	—	—	2.3 - 3.3
Lead Production	Mlb	—	—	7.0 - 12.5
Lead Production (attributable)	Mlb	—	—	5.3 - 9.4
Zinc Production	Mlb	—	—	5.5 - 7.5
Zinc Production (attributable)	Mlb	—	—	4.1 - 5.6
Cash Cost per Payable Ounce Sold (1)	$/oz	725 - 775	560 - 610	12.5 - 15.00
Sustaining Capital Expenditures (2)	$M	35	10	10
Capitalized Stripping / Capitalized Development	$M	15	9	10
Exploration Expenditures (3)	$M	9	9	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP and Additional GAAP Financial Measures” in Section 9.

(2)
Sustaining capital expenditures for the Marigold mine exclude $22 million for four additional haul trucks as announced in our news release dated February 22, 2018, and for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated.

On a consolidated basis, at the mid-point of guidance, we expect to produce 340,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $715 and $770 per payable ounce of gold sold. On an attributable basis, we expect to produce 325,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $705 and $760 per payable ounce of gold sold.

Gold equivalent figures for our 2018 operating guidance are based on gold-to-silver ratio of 73:1. Cash costs and capital expenditures guidance is based on an oil price of $60 per barrel and exchange rate of 1.25 CAD to U.S. dollar.

We expect to file a NI 43-101 technical report for the Marigold mine by the third quarter of 2018. The technical report will include the 2017 Mineral Reserves contained within the life of mine pit design and reflect added hauling capacity provided by the trucking fleet additions for expected annual gold production of over 250,000 ounces in 2022.

SSR Mining Inc.	MD&A First Quarter 2018 | 4

3.	BUSINESS OVERVIEW

Strategy

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our 75% owned Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have an enviable balance sheet with $472.9 million in cash and cash equivalents and $43.8 million in marketable securities as at March 31, 2018. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On January 1, 2018, we appointed Ms. Elizabeth A. Wademan and Mr. Simon A. Fish, to our Board of Directors with the objective to strengthen the Board's expertise in the areas of international capital markets and legal and corporate governance. On May 3, 2018, we announced the appointment of Kevin O'Kane as Chief Operating Officer effective June 4, 2018.

In the first quarter of 2018, we sold 4.0 million common shares of Pretium Resources Inc. ("Pretium"), realizing pre-tax cash proceeds of $28.1 million. At March 31, 2018, we held 5.0 million common shares, representing approximately 2.8% of Pretium. Subsequent to the quarter end, we sold our remaining position in Pretium for pre-tax proceeds of approximately $35 million.

Market overview

Metal prices

Precious metals prices are an important driver of our profitability. In the first quarter of 2018 the average gold price was higher by 4% and the average silver price remained at a comparable level with the fourth quarter of 2017, with gold averaging $1,330 per ounce and silver averaging $16.77 per ounce. Gold price closed at $1,324 per ounce and silver at $16.28 per ounce on March 31, 2018.

The principal factors impacting precious metals prices in the first quarter were the uncertainty of future movement of the U.S. interest rates and expectations of rising inflation. Additionally, there is uncertainty resulting from high geopolitical risk and trade protectionism.

SSR Mining Inc.	MD&A First Quarter 2018 | 5

Currency and commodity markets

The CAD remained at levels comparable with the end of the fourth quarter of 2017. During the first quarter, the CAD averaged approximately 1.26 CAD per 1 USD and closed at 1.29 CAD per 1 USD on March 31, 2018. Our exposure to the CAD is significant due to our Seabee Gold Operation and we have continued our risk management hedging program to protect a portion of its CAD operating costs through 2018.

The ARS weakened by 8% in the first quarter of 2018, closing at 20.15 ARS against 1 USD on March 31, 2018. While a weaker currency is positive for our Argentine operating costs, we expect the high inflation rates in Argentina to somewhat offset the benefits of the devaluation of the currency. The weakening ARS also has a positive impact on our outstanding moratorium liability which is denominated in ARS, but such positive impact is partially offset by the negative impact it has on our value added tax receivable balances. Subsequently in early May 2018, the ARS devalued by 15%, closing at approximately 23.0, and we continue to monitor this for any implication on our operations.

West Texas Intermediate oil prices were 14% higher in the first quarter of 2018 than in the fourth quarter of 2017, with an average of $62.93 per barrel and closing at $64.94 per barrel. Diesel, a product of oil, is a significant consumable at our operations and the movement in diesel prices can have a significant impact on the cost structure at all of our mines. We hedge a portion of our diesel usage to manage price risk of this consumable through 2019.

Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data (1)
	Three months ended March 31,
	2018	2017
	$	$
Revenue	97,902	117,905
Income from mine operations (1)	17,231	40,089
Gross margin (%)	18	34
Operating income (1)	7,731	24,809
Net (loss) income	(2,322)	15,047
Basic attributable (loss) income per share	(0.01)	0.13
Adjusted attributable income before tax (1)	6,736	23,161
Adjusted attributable net income (1)	5,662	19,741
Adjusted basic attributable income per share (1)	0.05	0.17
Cash generated by operating activities	11,007	30,643
Cash generated by (used in) investing activities	1,387	(18,118)
Cash generated by financing activities	1,916	335

Financial Position	March 31, 2018	December 31, 2017
Cash and cash equivalents	472,901	459,864
Marketable securities	43,840	114,001
Current assets	758,679	799,597
Current liabilities	72,948	71,466
Working capital	685,731	728,131
Total assets	1,490,123	1,537,454

(1)
We report non-GAAP and Additional GAAP financial measures including income from mine operations, gross margin, operating income, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, to manage and evaluate our operating performance. See "Non-GAAP and Additional GAAP Financial Measures" in Section 9.

SSR Mining Inc.	MD&A First Quarter 2018 | 6

Quarterly financial summary

Revenue in the first quarter of 2018 decreased by 17% relative to the comparative quarter of 2017 due principally to the expected declines in sales at Puna Operations, as it processed lower grade stockpiles, and at the Marigold mine, due to planned production and leach cycles.

Income from mine operations in the first quarter of 2018 generated a gross margin of 18%, lower than the 34% margin in the first quarter of 2017. In the first quarter of 2018, cost of sales at Puna Operations were elevated as we processed lower grade stockpiles, and also higher cost of sales were experienced at the Marigold mine as we have been processing higher cost material stacked in the second half of 2017. In addition, the elevated margin in the first quarter of 2017 benefited from a $4.3 million reduction to cost of sales following the resolution of our export duty claim in Argentina.

Cash generated by operating activities in the quarter was $11.0 million compared to $30.6 million in the first quarter of 2017. Higher production and lower unit costs at the Seabee Gold Operation was more than offset by lower production at the Marigold mine and Puna Operations, resulting in lower volumes of gold and silver sold at higher unit costs, which generated lower cash from operating activities. We also saw an increase in inventory at the Seabee Gold Operation and Marigold which impacted operating cash flows in the current period, and we paid tax installments of $2.2 million which were not incurred in the same period in 2017. We generated $1.4 million from investing activities in the first quarter of 2018 compared to a use of $18.1 million in the first quarter of 2017. In the first quarter of 2018, we received $28.1 million from the sale of common shares of Pretium which was partially offset by investing $8.8 million in property, plant and equipment, and $11.7 million in the Chinchillas project. We received $1.5 million from our joint venture partner for its share of the development costs of the Chinchillas project. Our working capital position decreased to $685.7 million, which was a decrease of $42.4 million from $728.1 million at December 31, 2017, mainly due to the reduction in value of our marketable securities. As a result, cash and cash equivalents increased to $472.9 million during the quarter.

SSR Mining Inc.	MD&A First Quarter 2018 | 7

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our 75% interest in Puna Operations, which comprises the Pirquitas and the Chinchillas properties. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	March 31 2018	December 31 2017	September 30 2017	June 30 2017	March 31 2017
Consolidated production and sales:
Gold produced (oz)	66,677	76,995	56,757	76,248	76,238
Silver produced ('000 oz)	938	1,169	1,541	1,947	1,520
Silver produced (attributable) ('000 oz) (1)	704	877	1,156	1,777	1,520

Gold sold (oz)	62,090	75,389	60,616	75,335	74,939
Silver sold ('000 oz)	1,064	820	2,076	1,655	1,443
Silver sold (attributable) ('000 oz) (1)	798	615	1,557	1,473	1,443

Cash costs ($/oz) - payable gold from Marigold mine (2)	720	699	684	632	585
Cash costs ($/oz) - payable gold from Seabee Gold Operation (2)	481	605	634	592	574
Cash costs ($/oz) - payable silver from Puna Operations (2)	17.07	16.36	12.76	12.15	12.68

Gold equivalent production (oz) (3)	78,483	92,594	77,105	102,933	97,854
Gold equivalent production (attributable) (oz) (3)	75,538	88,698	72,022	100,603	97,854

Realized gold price ($/oz) (2)	1,334	1,271	1,270	1,263	1,220
Realized silver price ($/oz) (2)	16.79	16.96	16.77	17.31	17.35

Consolidated costs:
Cash costs per equivalent gold ounce sold ($/oz) (2,3)	766	737	757	682	646
AISC per equivalent gold ounce sold ($/oz) (2,3)	1,115	1,008	1,024	889	978

Financial data ($000s)
Revenue	97,902	107,881	106,005	116,982	117,905
Income from mine operations	17,231	21,190	22,522	29,462	40,089

(1)
Figures for the second quarter of 2017 for attributable production and sales represent Puna Operations at 100% for April and May and 75% for June 2017. Figures for all subsequent quarters for attributable production and sales represent Puna Operations at 75%.

(2)
We report the non-GAAP and Additional GAAP financial measures of cash costs, realized metal prices and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive (loss) income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 9.

(3)	Gold equivalent ounces have been established using the realized gold and silver prices in the period and applied to the recovered silver metal content produced by the mine.

SSR Mining Inc.	MD&A First Quarter 2018 | 8

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2018	December 31 2017	September 30 2017	June 30 2017	March 31 2017
Total material mined (kt)	16,150	13,979	20,311	17,985	16,736
Waste removed (kt)	9,052	8,136	13,149	11,075	11,062
Total ore stacked (kt)	7,099	5,843	7,162	6,910	5,674
Strip ratio	1.3	1.4	1.8	1.6	1.9
Mining cost ($/t mined)	1.80	1.98	1.52	1.67	1.65
Gold stacked grade (g/t)	0.37	0.37	0.31	0.31	0.42
Processing cost ($/t processed)	0.93	1.08	0.89	0.82	0.89
Gold recovery (%)	74.0	74.0	72.0	73.0	74.0
General and admin costs ($/t processed)	0.42	0.51	0.40	0.42	0.52

Gold produced (oz)	42,960	52,768	38,699	55,558	55,215
Gold sold (oz)	42,078	51,420	38,818	57,426	52,528

Realized gold price ($/oz) (1)	1,331	1,269	1,270	1,265	1,214

Cash costs ($/oz) (1)	720	699	684	632	585
AISC ($/oz) (1)	954	1,001	979	833	799

Financial data ($000s)
Revenue	55,880	65,217	49,395	72,451	63,762
Income from mine operations	12,312	12,777	11,189	21,373	21,327
Capital expenditures	4,665	8,194	3,855	5,272	3,043
Capitalized stripping	2,902	5,712	6,056	4,350	6,745
Exploration expenditures (2)	1,914	1,208	1,130	1,538	1,024

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of (loss) income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 9.

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2018, the Marigold mine produced 42,960 ounces of gold, in line with guidance. Production was 19% less than the previous quarter, due to lower ore stacked in the fourth quarter of 2017.

During the quarter, 16.2 million tonnes of material were mined, 16% more than the fourth quarter of 2017, reflecting an increase in operating days for the quarter due to a resumption of normal mining activities. We expect quarterly material movement to increase in the second quarter of 2018, and further in the second half of the year as four additional haul trucks are added to the fleet. Approximately 7.1 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.37 g/t in the quarter. This compares to 5.8 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.37 g/t in the fourth quarter of 2017. The strip ratio was 1.3:1 for the quarter, a 7% decrease compared to the previous quarter.

SSR Mining Inc.	MD&A First Quarter 2018 | 9

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 9.

Cash costs, which include all costs of inventory, refining costs and royalties, of $720 per payable ounce of gold sold in the first quarter of 2018 was 3% higher than the previous quarter. This was primarily due to the cost per ounce of leach pad inventory increasing in the fourth quarter of 2017 resulting from operational impacts, continued lower gold grades and a reduction in deferred stripping. Total mining costs of $1.80 per tonne in the first quarter of 2018 were 9% lower than in the previous quarter due to more tonnes mined for the reasons described above. Processing and general administrative unit costs were 14% and 18% lower, respectively, in the first quarter of 2018 than in the fourth quarter of 2017 due to higher tonnes mined and processed while total costs remained stable.

AISC per payable ounce of gold sold decreased in the first quarter of 2018 to $954 from $1,001 in the fourth quarter due to lower capital expenditures and lower deferred stripping.

Mine sales

A total of 42,078 ounces of gold were sold at an average realized price of $1,331 per ounce during the first quarter of 2018, a decrease of 18% from the 51,420 ounces of gold sold at average realized price of $1,269 per ounce during the fourth quarter of 2017.

Exploration

The main focus of our 2018 exploration program is to conduct infill drilling of the Red Dot resource area and to explore higher grade structural zones within the Mackay Phase 5 pit. During the first quarter, we completed a total of 48 reverse circulation drillholes for 17,170 meters on these targets.

The first series of drillholes targeting higher-grade structures (21 holes, 6,561 meters) at Mackay were collared from within the Phase 5 pit. This drilling has yielded encouraging results, with higher-grade intercepts being returned within and just outside of the current Mineral Reserve pit outline.

Twenty-seven drill holes totaling 10,609 meters were completed during the quarter within the Red Dot area. Drill results have confirmed the current geologic interpretation and are expected to convert Inferred Mineral Resources to Indicated Mineral Resources.

During the second quarter of 2018, we will continue drilling for higher grade structures in Mackay Phase 5 while increasing the number of drill rigs deployed within the Red Dot area to accelerate the exploration program.

SSR Mining Inc.	MD&A First Quarter 2018 | 10

Seabee Gold Operation, Canada

	Three months ended
Operating data	March 31 2018	December 31 2017	September 30 2017	June 30 2017	March 31 2017
Total ore milled (t)	93,269	89,237	84,315	84,469	72,394
Ore milled per day (t/day)	1,036	970	916	928	804
Gold mill feed grade (g/t)	8.95	8.89	7.03	7.97	9.22
Mining costs ($/t mined)	59	66	74	60	68
Processing costs ($/t processed)	21	24	22	20	23
Gold recovery (%)	97.4	97.4	97.2	97.3	97.7
General and admin costs ($/t processed)	53	61	53	50	59

Gold produced (oz)	23,717	24,227	18,058	20,690	21,023
Gold sold (oz) (1)	20,012	23,969	21,798	17,909	22,411

Realized gold price ($/oz) (2)	1,340	1,276	1,269	1,257	1,233

Cash costs ($/oz) (2)	481	605	634	592	574
AISC ($/oz) (2)	896	776	775	831	990

Financial data ($000s)
Revenue	26,789	30,571	27,652	22,502	27,609
Income from mine operations	6,672	2,923	3,643	4,083	4,995
Capital expenditures	4,426	920	799	711	4,760
Capitalized development	2,283	2,301	1,314	2,165	2,514
Exploration expenditures (3)	2,032	1,187	1,253	1,566	1,953

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter returns royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

(2)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of (loss) income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 9.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2018, Seabee Gold Operation produced 23,717 ounces of gold. With the commissioning of the new gravity circuit at the end of the quarter, in circuit gold inventory increased by approximately 2,400 ounces of gold, which is expected to positively impact gold production through the remainder of 2018.

During the first quarter, total ore milled increased 5% over the previous quarter, with the Santoy mine supplying 73% of ore milled. Following an extensive underground exploration program, ore extraction at the Seabee mine completed during the first quarter and it is currently undergoing decommissioning in advance of closure later this year. Going forward, all ore will be sourced from the Santoy mine.

The mill achieved an average throughput of 1,036 tonnes per day during the quarter, 7% higher than the previous quarter due to a combination of Operational Excellence initiatives at both the mill and the Santoy mine. Gold recovery remained consistent at 97.4%.

SSR Mining Inc.	MD&A First Quarter 2018 | 11

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 9.

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $481 in the first quarter of 2018, lower than the $605 in the fourth quarter of 2017. Our record low cash costs per payable ounce sold were primarily the result of higher mill throughput which increased gold production and in circuit inventory while incurring similar total operating costs compared to the prior quarter. Costs per tonne mined were $59 in the first quarter of 2018, 11% lower than in the previous quarter due to higher tonnes mined. Processing and general and administrative unit costs were each lower by 13% in the first quarter of 2018 compared to the fourth quarter of 2017, due to higher tonnes milled. Costs were also positively impacted by a weaker CAD.

AISC per payable ounce of gold sold were $896 in the first quarter of 2018, higher than the $776 in the fourth quarter of 2017. This increase is due to the seasonal nature of our operation whereby annual sustaining capital items are purchased in the first quarter of each year for delivery on the ice road for summer construction. Exploration expenditures increased as planned with a more aggressive drilling campaign due to last year’s exploration success and Fisher property earn-in.

Mine sales

A total of 20,012 ounces were sold at an average realized price of $1,340 per ounce during the first quarter of 2018, 17% lower than the 23,969 ounces of gold sold in the fourth quarter of 2017, at an average realized price of $1,276 per ounce of gold. The reduction in ounces sold is a result of timing of sales recorded.

Exploration

For 2018, the Seabee Gold Operation plans 45,000 meters of underground drilling and 20,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine. In the first quarter of 2018, we completed 10,016 meters of underground drilling and 9,779 meters of surface drilling in 20 and 16 drillholes, respectively.

Our underground drill program for the first quarter of 2018 focused on three targets, including Santoy Gap, Santoy 8A zone and Santoy Gap hanging wall. Surface drilling in the first quarter focused on four areas including Carr, CRJ, Santoy 3 and Fisher with 16 drillholes being completed. Strongly altered rock was encountered at Carr, while drilling at CRJ intersected visible gold in two drillholes. By quarter end two drillholes had been completed at the Fisher property for 1,100 meters of drilling on the extension of the Santoy shear zone, and analytical results are pending.

SSR Mining Inc.	MD&A First Quarter 2018 | 12

Puna Operations, Argentina (75% interest)
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	March 31 2018	December 31 2017	September 30 2017	June 30 2017	March 31 2017
Ore milled (kt)	373	442	461	446	449
Silver mill feed grade (g/t)	115	125	153	185	145
Processing costs ($/t milled)	15.34	13.53	11.92	12.94	13.66
Silver recovery (%)	67.7	66.0	67.8	73.5	72.6
General and admin costs ($/t milled)	6.33	5.74	4.81	5.00	5.22

Silver produced ('000 oz)	938	1,169	1,541	1,947	1,520
Silver produced (attributable) ('000 oz) (1)	704	877	1,156	1,777	1,520
Silver sold ('000 oz)	1,064	820	2,076	1,655	1,443
Silver sold (attributable) ('000 oz) (1)	798	615	1,557	1,473	1,443

Realized silver price ($/oz) (2)	16.79	16.96	16.77	17.31	17.35

Cash costs ($/oz) (2,3)	17.07	16.36	12.76	12.15	12.68
AISC ($/oz) (2,3)	18.37	18.30	13.56	12.78	14.82

Financial Data ($000s)
Revenue	15,233	12,093	28,958	22,029	26,534
(Loss) income from mine operations	(1,753)	5,490	7,690	4,006	13,767
Capital expenditures (4)	789	917	1,006	420	2,261
Exploration expenditures (4)	6	—	—	—	—

(1)	Attributable production and sales for the second quarter of 2017 represent 100% for April and May and 75% for June 2017. Attributable production and sales for all subsequent quarters represent 75%.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of (loss) income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 9.

(3)
Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $5.75 for the three months ended March 31, 2018 (December 31, 2017 - $5.30, September 31, 2017 - $5.20, June 30, 2017 - $3.30, March 31, 2017 - $2.00).

(4)	Does not include exploration or development of the Chinchillas project.

Mine production

During the first quarter of 2018, the operation produced 0.9 million ounces of silver, in line with expected silver production from stockpiles of 1.6 million ounces in the first half of 2018. Our attributable share of silver production in the first quarter was 0.7 million ounces.

Ore was milled at an average rate of 4,144 tonnes per day in the first quarter, 14% below the previous quarter. Crusher operations in the first quarter were constrained by construction of the crushed ore stockpile dome and wetter than normal weather conditions. Ore milled in the first quarter of 2018 contained an average silver grade of 115 g/t, 8% lower than the 125 g/t reported in the fourth quarter of 2017 as we process increasingly lower grade stockpiles. The average silver recovery in the first quarter was 67.7%, marginally above the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 9.

Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties and by-product credits, were $17.07 per payable ounce of silver sold in the first quarter of 2018. These cash costs were 4% higher than the $16.36 per payable ounce of silver sold in the fourth quarter of 2017 principally due to lower production resulting from processing lower silver grade stockpiled ore. In the first quarter of 2018, cash costs included approximately $5.75 per payable ounce of stockpile inventory costs that were previously incurred.

SSR Mining Inc.	MD&A First Quarter 2018 | 13

AISC per payable ounce of silver sold in the first of quarter of 2018 were $18.37, comparable to $18.30 in the fourth quarter of 2017.

Mine sales

Silver sales totaled 1.1 million ounces and attributable sales were 0.8 million in the first quarter of 2018, a 30% increase from the fourth quarter of 2017 as we sold down concentrate inventories that had accumulated at year end 2017.

Exploration

During the first quarter of 2018, we began a small 2,400 meter surface drill program at Pirquitas targeting resources that would augment the Cortaderas resource. Three drillholes were completed for 812 meters with positive silver-zinc results from two narrow vein structures.

Chinchillas project, Argentina

Following receipt of development permits in December 2017, pre-stripping and construction activities advanced in the first quarter.

To support pre-strip mining operations, refurbished mine equipment was transferred from Pirquitas to Chinchillas and additional mining equipment within the project scope was delivered to site and commissioned. The operations team initiated its first blast within the Chinchillas pit in March and, during the month, 172,000 tonnes of waste was stripped. Ramp up of pre-stripping is on track for first ore delivery to Pirquitas in the second half of the year.

All major materials and infrastructure have been ordered with deliveries scheduled through to May 2018. In addition, major construction contracts have been awarded with contractors have been mobilized in March 2018 at both Pirquitas, for the in-pit tailings system and stockpile dome, and, at Chinchillas, for earthworks. Concrete foundations for the tailings pumps and electrical room advanced to 75% completion allowing the electromechanical contractor to proceed with installation of the pumps. Pipe installation for the six-kilometer tailings line from the plant to the pit also started during the quarter and is advancing well. The stockpile dome was 25% complete at quarter end.

Earthworks at Chinchillas for infrastructure, buildings and internal access roads advanced to 60% and are on schedule to receive buildings in May 2018. Fabrication of structural steel for the haul truck maintenance facility is in progress. Pre-fabricated buildings for site offices, the dining room and the change house will be delivered and installed in the third quarter. Temporary facilities to support construction and pre-strip works are in place.

5.	REVIEW OF PROJECTS

The SIB exploration project is located near the high-grade, past-producing Eskay Creek mine in northwest British Columbia. During the fourth quarter of 2017, we announced plans to continue with the exploration program committing to a $3.2 million drill program and geophysics activities in 2018. We hold a three-year option to acquire up to a 60% undivided interest in the project and have met the first year spending requirement of $2.9 million. Field work is planned to commence in the second quarter.

SSR Mining Inc.	MD&A First Quarter 2018 | 14

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

	2018	2017				2016
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
Revenue	97,902	107,881	106,005	116,982	117,905	127,317	143,381	118,775

Gold equivalent payable ounces sold	74,922	85,883	86,930	97,039	94,576	113,308	110,618	90,579

Realized gold price ($/oz) (1)	1,334	1,271	1,270	1,263	1,220	1,243	1,331	1,263
Realized silver price ($/oz) (1)	16.79	16.96	16.77	17.31	17.35	17.14	19.64	16.52

Income from mine operations	17,231	21,190	22,522	29,462	40,089	27,456	59,190	44,062
Net (loss) income before tax	(806)	13,936	2,175	40,008	18,467	18,606	40,999	15,521
Net (loss) income after tax	(2,322)	16,850	1,821	37,747	15,047	12,132	38,042	12,482

Basic (loss) earnings per share attributable to our shareholders	(0.01)	0.14	0.01	0.31	0.13	0.10	0.32	0.13
Diluted (loss) earnings per share attributable to our shareholders	(0.01)	0.14	0.01	0.31	0.12	0.10	0.31	0.13

Cash and cash equivalents	472,901	459,864	424,025	353,530	340,585	327,127	277,544	232,619
Total assets	1,490,123	1,537,454	1,499,220	1,514,567	1,484,224	1,438,688	1,454,618	1,432,263
Working capital (1)	685,731	728,131	684,077	677,811	688,237	559,934	556,263	530,196
Non-current financial liabilities	236,685	233,180	229,810	226,500	223,258	220,054	216,977	213,955

(1)
We report the non-GAAP and additional GAAP financial measures of working capital and realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 9 of this MD&A.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Realized gold prices have generally ranged between $1,200 and $1,300 per ounce, though gold prices have strengthened consistently since the first quarter of 2017 while silver prices have remained relatively flat since 2016. Sales volumes have been impacted by normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation, generally increasing production at the Seabee Gold Operation and declining production at Puna Operations as the mine processes stockpiles while it transitions to production from the Chinchillas deposit.

Income from mine operations broadly follows the trend in revenue although gross margins have reduced in 2017 following Puna Operations' Pirquitas pit closure. Certain periods have been impacted by non-cash adjustments. Notably, the fourth quarter of 2017 was positively impacted by a $6.3 million reversal of inventory provision as a result of the extended operational plant life at our Puna Operations due to the Chinchillas project, and the first quarter of 2017 was positively impacted by the resolution of the export duty claim in Argentina, which resulted in a non-cash reduction to cost of sales of $4.3 million. Income from mine operations in the fourth quarter of 2016 was negatively affected by non-cash adjustments to inventory and valued added tax ("VAT") at the Pirquitas mine of $3.7 million, and by the recognition of a $5.7 million severance provision related to the Pirquitas mine closure.

Net income before and after income tax has fluctuated significantly over the past eight quarters, heavily influenced by operating performance, metal prices, an impairment reversal and other adjustments. Net income for the second quarter of 2017 was positively impacted by an impairment reversal of the Puna Operations' Pirquitas plant of $24.4 million resulting from its life extension following the formation of the joint venture for the Chinchillas project.

SSR Mining Inc.	MD&A First Quarter 2018 | 15

Three months ended March 31, 2018, compared to the three months ended March 31, 2017

Net loss attributable to our shareholders for the three months ended March 31, 2018 was $1.6 million ($0.01 per share), compared to net income of $15.0 million ($0.13 per share) in the same period of 2017. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized gold and silver price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 9.

In the three months ended March 31, 2018, we recognized total revenues of $97.9 million, compared to $117.9 million in the comparative period of 2017. This reduction was primarily due to lower sales from Puna Operations and the Marigold mine.

▪
At the Marigold mine, we recognized revenues of $55.9 million in the first quarter of 2018 from the sale of 42,055 payable ounces of gold, realizing an average price of $1,331 per ounce. In the first quarter of 2017, revenues were $63.8 million from the sale of 52,500 payable ounces of gold at an average realized gold price of $1,214 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $26.8 million in the first quarter of 2018 from the sale of 20,000 payable ounces of gold, at an average realized gold price of $1,340 per ounce. In the first quarter of 2017, revenues were $27.6 million from the sale of 22,400 payable ounces of gold at an average realized gold price of $1,233 per ounce.

▪
At Puna Operations, we recognized revenues of $15.2 million in the first quarter of 2018, lower than the $26.5 million in the same period in 2017. Sales volumes were lower as mining at the Pirquitas pit ceased in January 2017 and we processed lower grade stockpiled ore. We sold 1.0 million payable ounces of silver in the first quarter of 2018, lower than the 1.4 million payable ounces sold in the comparative period. In addition to lower sales, realized silver prices were also lower in the first quarter of 2018, which averaged $16.79 per ounce, excluding the impact of period-end price adjustments, compared to $17.35 per ounce in the same period in 2017. We also had a negative mark-to-market impact of $0.1 million in the first quarter of 2018, compared to a positive $4.9 million in the same period in 2017. At March 31, 2018, sales contracts containing 0.7 million ounces of silver were subject to final price settlement over the next three months.

Cost of sales

Cost of sales for the first quarter of 2018 was $80.7 million, comparable to the $77.8 million in the first quarter of 2017.

▪
At the Marigold mine, cost of sales in the first quarter of 2018 was $43.6 million, generating income from mine operations of $12.3 million, equal to a gross margin of 21.7%. This compares to cost of sales of $42.4 million in the first quarter of 2017, generating income from mine operations of $21.3 million and a gross margin of 33.4%. The lower margin was due to higher unit cost of inventory, higher depreciation and depletion per gold ounce sold and partially off-set by the higher realized price of gold in the current period.

▪
At the Seabee Gold Operation, cost of sales in the first quarter of 2018 was $20.1 million, generating income from operations of $6.7 million, equal to a gross margin of 24.9%. In the comparative period of 2017, cost of sales was $22.6 million, generating income from operations of $5.0 million, equal to a gross margin of 18.1%. The higher margin is due to lower unit cost of inventory and the higher realized price of gold in the current period. This is despite the fact that depreciation was higher in the first quarter of 2018 as depreciation on certain assets at the Seabee mine was accelerated pending its closure.

▪
At Puna Operations, cost of sales in the first quarter of 2018 was $17.0 million, resulting in a loss from mine operations of $1.8 million, equal to a negative gross margin of 11.5%. This compared to cost of sales of $12.8 million in the first quarter of 2017, generating income from mine operations of $13.8 million and a gross margin of 51.9%. The high margin in the comparable quarter of 2017 was positively impacted by a non-cash impact of $4.3 million of export duties following the resolution of the export duty claim in Argentina, significantly higher

SSR Mining Inc.	MD&A First Quarter 2018 | 16

mark-to-market adjustments to revenue, higher realized prices and lower unit cost of inventory than in the current quarter.

Other operating costs

General and administrative expenses in the three months ended March 31, 2018, of $6.7 million were lower than the $7.9 million recorded in the three months ended March 31, 2017. This was primarily due to cash-settled share-based compensation expense which was $2.5million in the first quarter of 2018 compared to $3.4 million in the three months ended March 31, 2017, due to weaker relative and absolute share price performance.

Exploration and evaluation costs of $2.8 million for the three months ended March 31, 2018, were lower than the $7.4 million for the three months ended March 31, 2017. A significant factor that caused the 2017 period to be high was the re-measurement of the reclamation liability at the Pirquitas mine of $3.7 million. The majority of expenditures in the first quarter of each of 2018 and 2017 related to greenfield exploration work performed at the Seabee Gold Operation.

Non-operating items

During the first quarter of 2018, we recorded interest expense and other finance costs of $8.8 million compared to $6.6 million recorded in the first quarter of 2017. In each period, the interest expense was mainly attributable to our 2.875% convertible senior notes (the “Notes”). In the first quarter of 2018, we also incurred interest expense of $2.7 million as part of the export duty moratorium settlement with the Argentine government.

We recorded a foreign exchange gain for the three months ended March 31, 2018, of $1.9 million compared to $0.6 million in the three months ended March 31, 2017. Our main foreign exchange exposures are related to the ARS and CAD. During the three months ended March 31, 2018, this gain resulted mainly from a weaker ARS in which our moratorium liability is denominated, partially offset by the declining VAT receivable as we continue with its collection.

Taxation

For the three months ended March 31, 2018, we recorded an income tax expense of $1.5 million compared to an income tax expense of $3.4 million in the three months ended March 31, 2017. The total income tax expense for both periods was a result of the profitable operations at the Marigold mine and Seabee Gold Operation, concentrate, and gold sales activities in Canada, offset by the general and administrative expenses in Canada.

Other comprehensive income

During the first quarter of 2018, we recognized a loss, net of tax of $38.3 million on marketable securities, compared to a gain of $35.6 million in the first quarter of 2017, primarily driven by valuation movements in our investment in Pretium.

SSR Mining Inc.	MD&A First Quarter 2018 | 17

Financial Position and Liquidity

	As at March 31	As at December 31,
	2018	2017
	$'000	$'000
Cash and cash equivalents	472,901	459,864
Working capital (1)	685,731	728,131
Total assets	1,490,123	1,537,454
Non-current financial liabilities	236,685	233,180

	For the period ended March 31,
	2018	2017
	$'000	$'000
Cash generated by operating activities	11,007	30,643
Cash generated by (used in) investing activities	1,387	(18,119)
Cash generated by financing activities	1,916	335

(1) We report the additional GAAP financial measure of working capital to manage and evaluate operating performance at our mines. For a better understanding of this measure, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 9.

Liquidity

At March 31, 2018, we had $472.9 million of cash and cash equivalents, an increase of $13.0 million from December 31, 2017. Our first quarter of 2018 cash generated from operating activities was $11.0 million compared to $30.6 million in the same period of 2017. This was mainly due to lower sales, lower production and an increase in finished goods inventory at the Seabee Gold Operation, but was also impacted by tax installments of $2.2 million that were not incurred in 2017. From our cash from operating activities in the first quarter of 2018, we funded $8.8 million investment in plant and equipment, $2.9 million of capitalized stripping and $2.3 million of underground development. We also invested $11.7 million in the development of the Chinchillas project. We received $28.1 million from the sale of a portion of our common shares of Pretium.

At March 31, 2018, our working capital position decreased to $685.7 million, which was a decrease of $42.4 million from $728.1 million at December 31, 2017, mainly due to the reduction in value of our marketable securities. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at March 31, 2018, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our current cash and cash equivalents balance, $452.3 million was held in Canada and the United States. At March 31, 2018, we had $20.5 million cash in Argentina, which was mostly held in USD. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

Capital Resources
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by our Board of Directors.

SSR Mining Inc.	MD&A First Quarter 2018 | 18

To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

Our $75 million senior secured revolving credit facility has a term to June 8, 2020, with a $25.0 million accordion. As of March 31, 2018, we were in compliance with externally-imposed financial covenants in relation to our credit facility. Our Notes do not contain any financial covenants.

As at March 31, 2018, we had 119,932,099 common shares and 3,205,973 stock options outstanding which are exercisable into common shares at exercise prices ranging between $3.30 CAD and $24.41 CAD per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at May 10, 2018, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	119,994,030
Stock options	3,311,406	3.30 - 24.41	0.11 - 6.90
Other share-based compensation awards	668,530		0.90 - 9.91
Fully diluted	123,973,966

7. FINANCIAL INSTRUMENTS AND RELATED RISKS
We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates, respectively. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent zinc and lead, and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.

SSR Mining Inc.	MD&A First Quarter 2018 | 19

The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metals as part of our overall corporate strategy.
We hedge a portion of our diesel consumption with the objective of securing future costs during this period of lower prices. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2018.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2018. Although, subsequent to the quarter end there has been an increase in the volatility of the ARS.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2018.
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
(i) Credit risk related to financial institutions and cash deposits
Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.
(ii) Credit risk related to trade receivables
We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.
(iii) Credit risk related to other financial assets
Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.
We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection

SSR Mining Inc.	MD&A First Quarter 2018 | 20

process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
A detailed discussion of our liquidity position as at March 31, 2018, is included in section 6.

8.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

There has been no significant change in our risks and uncertainties.

9.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

SSR Mining Inc.	MD&A First Quarter 2018 | 21

	Q1	Q4	Q3	Q2	Q1
	2018	2017	2017	2017	2017
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	43,568	52,440	38,206	51,078	42,435
Add: Treatment and refining costs	114	205	38	68	36
Less: By-product revenue	(16)	(18)	(7)	(15)	(10)
Less: Depreciation, depletion and amortization	(13,372)	(16,687)	(11,699)	(14,861)	(11,736)
Cash costs	30,294	35,940	26,538	36,270	30,725

Sustaining capital expenditure	4,665	8,194	3,855	5,272	3,043
Exploration and evaluation costs (sustaining)	1,914	1,209	1,146	1,538	1,024
Reclamation cost	358	383	396	396	429
Capitalized stripping costs	2,902	5,712	6,056	4,350	6,745
AISC	40,133	51,438	37,991	47,826	41,966

Seabee Gold Operation
Cost of sales (B)	20,117	27,648	24,009	18,419	22,614
Add: Treatment and refining costs	39	31	34	29	37
Less: By-product revenue	(16)	—	(19)	(7)	(13)
Less: Inventory provision	—	(632)	—	—	—
Less: Depreciation, depletion and amortization	(10,513)	(12,551)	(10,210)	(7,839)	(9,775)
Cash costs	9,627	14,496	13,814	10,602	12,863

Sustaining capital expenditure	4,426	920	799	711	4,760
Capitalized development	2,283	2,302	1,314	2,165	2,514
Exploration and evaluation costs (sustaining)	1,551	848	915	1,355	1,953
Reclamation cost	34	35	45	42	78
AISC	17,921	18,601	16,887	14,875	22,168

Puna Operations (1)
Cost of sales (C)	16,986	6,603	21,268	18,023	12,767
Add: Treatment and refining costs	1,522	1,442	5,014	3,287	3,349
Add: Inventory reversal	—	6,342	—	—	—
Less: By-product revenue	—	—	—	—	(56)
Less: Restructuring recovery (costs)	—	(679)	1,105	(138)	(397)
Less: Depreciation, depletion and amortization	(1,053)	(809)	(1,928)	(1,895)	(2,426)
Add: Export duties on silver concentrate	—	—	—	—	4,303
Cash costs	17,455	12,899	25,459	19,277	17,540

Sustaining capital expenditure	789	917	1,006	420	2,261
Reclamation cost	540	609	595	580	705
AISC	18,784	14,425	27,060	20,277	20,506

Cost of sales, per consolidated statement of (loss) income (A+B+C)	80,671	86,691	83,483	87,520	77,816

AISC (total for all mines)	76,838	84,464	81,938	82,978	84,640
General and administrative costs	6,669	2,082	7,043	3,292	7,890
Consolidated AISC	83,507	86,546	88,981	86,270	92,530

SSR Mining Inc.	MD&A First Quarter 2018 | 22

	Q1	Q4	Q3	Q2	Q1
	2018	2017	2017	2017	2017
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	42,055	51,399	38,797	57,398	52,500
Cash costs per payable gold ounce sold ($/oz)	720	699	684	632	585
AISC per payable gold ounce sold ($/oz)	954	1,001	979	833	799

Seabee Gold Operation
Payable ounces of gold sold (oz)	20,000	23,963	21,787	17,900	22,400
Cash costs per payable gold ounce sold ($/oz)	481	605	634	592	574
AISC per payable gold ounce sold ($/oz)	896	776	775	831	990

Puna Operations (1)
Payable ounces of silver sold (oz)	1,022,275	788,431	1,995,217	1,586,270	1,383,541
Cash costs per payable silver ounce sold ($/oz)	17.07	16.36	12.76	12.15	12.68
AISC per payable silver ounce sold ($/oz)	18.37	18.30	13.56	12.78	14.82

Realized gold price ($/oz)	1,334	1,271	1,270	1,263	1,220
Realized silver price ($/oz)	16.79	16.96	16.77	17.31	17.35

Precious metals equivalency
Equivalent payable gold ounces sold (2)	74,922	85,883	86,930	97,039	94,576
Cash costs per equivalent payable gold ounce sold ($/oz)	766	737	757	682	646
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	1,115	1,008	1,024	889	978

(1) The data presented for Puna Operations is reported on a 100% basis.
(2) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc for Puna Operations as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net (loss) income attributable to our shareholders

We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted attributable income tax (expense), adjusted attributable net (loss) income and adjusted basic attributable (loss) income per share. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

SSR Mining Inc.	MD&A First Quarter 2018 | 23

The following table provides a reconciliation of adjusted net income to our consolidated financial statements:

	Three months ended March 31,
	2018	2017
	$000s	$000s
(Loss) income before income tax	(806)	18,467
Non-controlling interest	696	—
(Loss) income before tax attributable to our shareholders	(110)	18,467

Adjusted for:
Non-cash finance income and expense	5,105	5,742
Effect of resolution of export duty settlement	—	(4,303)
Effect of revaluation of reclamation provision	—	3,578
Restructuring costs	—	397
Non-cash foreign exchange gain	(2,543)	(515)
Other items	4,284	(205)
Adjusted income before tax attributable to our shareholders	6,736	23,161

Income tax expense per consolidated statement of income	(1,516)	(3,420)
Adjusted for:
Change in prior period estimates	529	—
Change in tax rate	(87)	—
Adjusted income tax expense	(1,074)	(3,420)

Adjusted net income attributable to our shareholders	5,662	19,741

Weighted average shares outstanding (000's)	119,882	119,425

Adjusted basic income per share attributable to our shareholders ($)	0.05	0.17

Additional GAAP financial measures - income from mine operations

Income from mine operations represents the amount of revenues less mining and processing expenses, export duties, royalties, and depreciation and depletion expense. It also includes non-cash adjustments to inventories, our export duty settlement, VAT and restructuring provisions, where applicable.

Additional GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Additional GAAP financial measures - operating income (loss)

Operating income (loss) represents the income from mine operations less operating costs, such as general and administrative expenses, exploration and evaluation costs and impairment charges/reversals. This measure excludes foreign exchange, interest and other non-operating costs.

Additional GAAP financial measures - working capital

Working capital measure is calculated as current assets less current liabilities.

SSR Mining Inc.	MD&A First Quarter 2018 | 24

10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of IFRS 15.

We have adopted all of the requirements of IFRS 15 “Revenue from Contracts with Customers” as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer.

We concluded that there was no impact on the amount or timing of recognition of revenue with respect to doré or concentrate sales arrangements.

New Accounting Standards issued but not yet effective

In January 2016, the IASB issued IFRS 16 Leases. The Standards provides a control model to the identification of leases, distinguishing between a lease and non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts, that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual reporting periods beginning January 1, 2019. Early application is permitted for companies that also apply IFRS 15.

We anticipate that the adoption of IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our statements of cash flows. We expect to identify and collect data relating to existing lease agreements during 2018.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 2(u) of our consolidated financial statements for the year ended December 31, 2017.

11.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2018, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

SSR Mining Inc.	MD&A First Quarter 2018 | 25

12.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected achievement of our annual production and cash costs guidance; expected exploration and development expenditures; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, capital resources, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; our ability to convert Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources into Mineral Reserves; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing of our exploration and development programs; expected timing for the closure of the original Seabee mine; expected timing of construction of the Chinchillas project; the expected timing of first ore delivery from the Chinchillas project to the Pirquitas mill; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; the adoption of IFRS 16, its effects and the timing of related agreement data, and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our convertible notes may significantly reduce

SSR Mining Inc.	MD&A First Quarter 2018 | 26

our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount

SSR Mining Inc.	MD&A First Quarter 2018 | 27

of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

SSR Mining Inc.	MD&A First Quarter 2018 | 28